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                                                            SUZANNE K. HANSELMAN
                                      WRITER'S DIRECT DIAL NUMBER (216) 861-7090
                                                 E-MAIL: SHANSELMAN@BAKERLAW.COM


                                December 7, 2005



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

                  Re:  Developers Diversified Realty Corporation
                       Form 10-K for fiscal year ended December 31, 2004
                       Form 10-Q for the quarterly period ended March 31, 2005 Form 10-Q for the quarterly period ended June 30, 2005 File Number 1-11690
                       -------------------------------------------------------

Dear Ms. Van Doorn:

                  On behalf of our client, Developers Diversified Realty Corporation (the "Company"), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated November 30, 2005, with respect to the filings referenced above. For the Staff's convenience, the text of the Staff's comment is set forth below in bold followed by the response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 2 PROPERTIES-TENANT LEASE EXPIRATIONS AND RENEWALS, PAGE 17

         1. WE RE-ISSUE OUR PREVIOUS COMMENT BY A LETTER SENT JULY 28, 2004. WE REFER TO THE TABLE ON PAGE 17. IT APPEARS THAT YOU HAVE COMBINED WHOLLY OWNED (CONSOLIDATED) TENANT LEASE INFORMATION WITH TENANT LEASES HELD IN JOINT VENTURES (EQUITY METHOD). SINCE YOU DERIVE REVENUE FROM YOUR WHOLLY OWNED TENANT LEASES DIFFERENTLY THAN FROM YOUR TENANT LEASES HELD IN A JOINT VENTURE THEY SHOULD BE PRESENTED SEPARATELY. THE INFORMATION PRESENTED IN FUTURE FILINGS FOR JOINT VENTURE TENANT LEASES SHOULD ONLY SHOW YOUR PORTION OF THE REVENUES. WE NOTE IN YOUR RESPONSE LETTER DATED AUGUST 6, 2004 THAT YOU STATED THAT THE COMPANY WILL DRAFT

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Linda Van Doorn
Page 2


         FUTURE FILINGS ACCORDINGLY. PLEASE TELL US WHY YOU DID NOT CHANGE YOUR PRESENTATION IN ACCORDANCE WITH OUR PREVIOUS COMMENT.

         In response to the Staff's comments, the Company will present in its future filings the tabular information on tenant lease expirations and renewals separately for properties held in joint ventures. The Company acknowledges the original comment issued by the Staff in its letter sent July 28, 2004, and the Company's response that it would comply in future filings. Although the Company revised the tabular information appearing on page 16 of the Form 10-K to separate wholly owned property information from that of joint venture properties, the Company inadvertently did not make a similar revision to the table on page 17.

                                      * * *

         As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff's comments and changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

              Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 861-7090 or William H. Schafer, Executive Vice President and Chief Financial Officer of the Company at
(216) 755-5775.

                                            Very truly yours,

                                            /s/ Suzanne K. Hanselman

                                            Suzanne K. Hanselman

cc:  Thomas Flinn, Staff Accountant,
       Securities and Exchange Commission
     William H. Schafer, Developers Diversified
       Realty Corporation